UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


   X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
 ----                        EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2003

                                  OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 ----                    EXCHANGE ACT OF 1934

            For the transition period from   N/A   to   N/A


                     COMMISSION FILE NUMBER 1-5046


             MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

                               CNF INC.
                 Incorporated in the State of Delaware
             I.R.S. Employer Identification No. 94-1444798
          3240 Hillview Avenue, Palo Alto, California  94304
                    Telephone Number (650) 494-2900


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Menlo Worldwide Forwarding, Inc.
                                    Savings Plan

June 21, 2004
                                   /s/  Mark C. Thickpenny
                                   ---------------------------------
                                   Mark C. Thickpenny
                                   Chairman, CNF Inc. Benefits
                                   Administrative Committee





MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM



           Report of Independent Registered Public Accounting Firm





To the Finance Committee of the
   CNF Inc. Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the Menlo Worldwide Forwarding, Inc. Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP



Portland, Oregon
June 11, 2004



                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                         DECEMBER 31, 2003 AND 2002




                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULE





FINANCIAL STATEMENTS:                                                    Page

  Statement of Net Assets Available for Benefits as of December 31, 2003   1

  Statement of Net Assets Available for Benefits as of December 31, 2002   2

  Statement of Changes in Net Assets Available for Benefits for the Year
   Ended December 31, 2003                                                 3


NOTES TO FINANCIAL STATEMENTS                                              4


SUPPLEMENTAL SCHEDULE:

  Schedule I:  Schedule H, Line 4i - Schedule of Assets (Held at End of
   Year) as of December 31, 2003                                           7






             MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003





                            Participant
                             Directed    Non-Participant Directed      Total
                            -----------  ------------------------   -----------
                                         Restricted
                                             CNF           CNF
                                           Common       Preferred
                                         Stock Fund    Stock Fund
                                         ----------    ----------
ASSETS:
 Investments, at fair
 value-
   Shares in registered
     investment companies   $11,310,920  $        -    $        -   $11,310,920
   Common trust funds         3,707,023           -             -     3,707,023
   Participant loans            407,271           -             -       407,271
   CNF equity                   491,954     508,641     1,218,497     2,219,092
                            -----------  ----------    ----------   -----------
     Total investments       15,917,168     508,641     1,218,497    17,644,306

 Participant contributions
 receivable                      10,354           -             -        10,354

 Cash                                30          86             -           116
                            -----------  ----------    ----------    ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                   $15,927,552  $  508,727    $1,218,497   $17,654,776
                            ===========  ==========    ==========   ===========









             See accompanying notes to financial statements.


















             MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2002





                            Participant
                             Directed    Non-Participant Directed      Total
                            -----------  ------------------------   -----------
                                         Restricted
                                             CNF           CNF
                                           Common       Preferred
                                         Stock Fund    Stock Fund
                                         ----------    ----------
ASSETS:
 Investments, at fair
 value-
   Shares in registered
     investment companies   $ 9,479,974  $       -     $      -     $ 9,479,974
   Common trust funds         4,488,288          -            -       4,488,288
   Participant loans            520,735          -            -         520,735
   CNF equity                   589,779    678,423      1,348,819     2,617,021
                            -----------  ----------    ----------   -----------
     Total investments       15,078,776    678,423      1,348,819    17,106,018

 Participant contributions
  receivable                     10,332          -            -          10,332

 Cash                               197         83            -             280
                            -----------  ----------    ----------   -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                   $15,089,305  $  678,506    $1,348,819   $17,116,630
                            ===========  ==========    ==========   ===========














                See accompanying notes to financial statements.









                   MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEAR ENDED DECEMBER 31, 2003



                                   Participant   Non-Participant Directed          Total
                                     Directed
                                   ------------  -------------------------     ------------
                                                 Restricted
                                                     CNF           CNF
                                                   Common       Preferred
                                                 Stock Fund    Stock Fund
                                                 -----------   -----------
ADDITIONS (DEDUCTIONS):
 Participant contributions         $   580,086   $        -    $        -      $   580,086
 Allocation of preferred
  shares to participants
  at cost (Note 1)                           -            -        80,216           80,216
 Dividend and interest income           49,424        7,053             -           56,477
 Transfers in from other plans           8,244        1,273         1,183           10,700
 Net appreciation (depreciation)
  in fair value of investments
  (Note 3)                           3,275,488       (6,423)      (20,189)       3,248,876

 Distributions to
  participants (Note 1)             (3,105,438)    (332,771)            -       (3,438,209)
                                   ------------  -----------   -----------     ------------
  Total additions
   (deductions)                        807,804     (330,868)       61,210          538,146

INTERFUND TRANSFERS, net                30,443      161,089      (191,532)               -
                                   ------------  -----------   -----------     ------------
  Net increase (decrease)              838,247     (169,779)     (130,322)         538,146

NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2002       $15,089,305   $  678,506    $1,348,819      $17,116,630
                                   ------------  -----------   -----------     ------------

NET ASSETS AVAILABLE FOR
 BENEFITS, December 31, 2003       $15,927,552   $  508,727    $1,218,497      $17,654,776
                                   ============  ===========   ===========     ============










            See accompanying notes to financial statements.











             MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS




1.  Description of Plan

  The following description of the Menlo Worldwide Forwarding, Inc. Savings Plan ("the Plan"), formerly the CNF Inc. EWW Savings Plan, is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

  General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Overall responsibility for administering the Plan rests with the CNF Inc. ("CNF") Administrative Committee ("the Committee"), which is appointed by the Chief Executive Officer of CNF. The Committee reports directly to the Finance Committee of CNF's Board of Directors. Menlo Worldwide Forwarding, Inc. is a subsidiary of Menlo Worldwide, LLC, a wholly owned subsidiary of CNF Inc. The Plan's trustee, T. Rowe Price Trust Company ("the Trustee"), is responsible for the management and control of the Plan's assets, which are held in individual investment accounts, collectively known as "the Trust."

  Amendments: During 2000, CNF amended the CNF Thrift and Stock Plan ("TASP") and the Plan. Effective September 19, 2000, the pilots of Emery Worldwide Airlines ("EWA") ceased participation in the TASP and their elective deferrals began being contributed to the Plan. The pilots' vested balance in the TASP was transferred to the Plan effective December 20, 2000.

  In December 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief and Reconciliation Act of 2001 ("EGTRRA"), and to reflect compliance with final regulations under Internal Revenue Code ("Code") section 401(a)(9) by adoption of the Internal Revenue Service model amendment pursuant to
Rev. Proc. 2002-29.   The changes made in this amendment were
generally effective January 1, 2002, except for the changes made with respect to Code section 401(a)(9), which were effective January 1, 2003.

  Eligibility: The Plan covers all eligible employees of CNF who are covered by a collective bargaining unit that specifically provides for participation in the Plan. Employees become eligible to participate in the Plan upon hire if they are regular full-time employees. Supplemental or part-time employees become eligible upon completion of one year of service during which the employee works 750 hours.

  Contributions: Participants may contribute up to 50% of their compensation into the Plan, as defined by the Plan and subject to certain limitations. Each participating employee may direct contributions in any one or more of the investment funds established under the Plan. CNF makes no matching contributions for participants of the Plan.

  Participants who formerly participated in the TASP, as discussed under "-Amendments" above and participants who transfer from non-contractual to contractual positions within CNF, are awarded CNF preferred stock as a substitute for cash dividends. For 2003, these participants received CNF preferred stock with a historical cost of $80,216, as shown on the Statement of Changes in Net Assets Available for Benefits.

  The Plan allows for a supplemental employer contribution of up to 10 days of unused forfeited vacation and sick days for those participants whose collective bargaining agreements provide for such contributions. There were no supplemental employer contributions in 2003.

  Participant Accounts: A separate account is maintained for each participant of the Plan. Each account is credited with the participant's and employer contributions, if any, and an allocation of the Plan's net earnings. The Plan's net earnings are allocated to the separate funds in each participant's account based upon the value of the individual's account fund balance in relation to the Plan's total fund balance.

  Vesting: Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

  Participant Loans: The Plan has a loan provision allowing participants access to funds on a tax-free basis. Each participant may borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan is made over the participant's current outstanding loan balance on the date of the loan. Loans may not exceed 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). The loans are secured by the vested balance in the participant's account. Loans must be repaid within 4 1/2 years and bear interest at a rate determined by the loan committee (the prime rate plus 1% in 2003). Loans outstanding at December 31, 2003 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

  Distribution to Participants: Employees become eligible for distribution upon termination of employment, disability, retirement or death. Distributions are payable in the form of lump sum payments or in a series of substantially equal annual installments.

  Plan Termination: Although it has not expressed any intent to do so, CNF has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, CNF shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.


2.  Summary of Significant Accounting Policies

  Basis of Accounting: The accompanying financial statements have been prepared using the accrual method of accounting.

  Financial Instruments: The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2003 and 2002 except for (1) participant loans outstanding that are valued at cost, which approximates fair value and (2) CNF preferred stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

  Investments: The Plan invests in various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

  Income Recognition: The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

  The Plan is charged a wrap fee for each investment transaction recorded in the Trust. Accordingly, these costs result in an overall reduction in the investment returns recorded by each underlying asset.

  Operating Expenses: During 2003, all administrative expenses of the Plan were paid by CNF.

  Payment of Benefits: Benefits paid to participants are recorded upon distribution.

  Estimates: CNF makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

3.  Investments

  The following presents investments that represent 5 percent or more of the Plan's net assets

                                                    December 31,
                                              -------------------------
                                                 2003          2002
  Participant Directed Investments:           -----------    ----------
   Shares in Registered Investment
   Companies:
       T. Rowe Price Growth Stock Fund,
          155,705 and 175,802 shares,
          respectively                         $3,788,311    $3,266,398
       T. Rowe Price Science and Technology
          Fund, 178,730 and 210,428 shares,
          respectively                          3,360,129     2,615,616
       T. Rowe Price Equity Income Fund,
          98,158 and 99,769 shares
          respectively                          2,371,486     1,974,431

   Common Trust Funds:
       T. Rowe Price U.S. Treasury Money
          Market Trust, 2,239,651 and
          3,051,871 shares, respectively        2,239,651     3,051,871

  Non-Participant Directed Investments:
   CNF Preferred Stock, 5,641 and 6,332
   shares, respectively                         1,218,497     1,348,819


  During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


   Shares in registered investment
    companies                       $ 2,996,680
   Common trust funds                   276,280
   CNF common stock                      (3,895)
   CNF preferred stock                  (20,189)
                                    ------------
                                    $ 3,248,876
                                    ============

4.  Income Tax Status

  The Internal Revenue Service has determined and informed CNF by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


5.  Related Party Transactions

  Certain Plan investments are shares in funds managed by T. Rowe
Price Trust Company, the trustee as defined by the Plan. Therefore, these investments and investment transactions qualify as party-in-interest.


6.  Subsequent Event

  Effective January 1, 2004, the Plan was amended to permit in-service withdrawals for financial hardship, in accordance with the four "safe harbor" reasons (medical expenses, college tuition, purchase of primary residence, or to prevent eviction). Participants who are receiving benefits under a CNF-sponsored long-term disability plan are eligible for in-service withdrawals from the Plan. Previously, such withdrawals were only available if the participant qualified for Social Security disability benefits.


                                                                     SCHEDULE I

             MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                            EIN 94-1444798
                             PLAN NO. 112
    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                        AS OF DECEMBER 31, 2003

 Identity
 of Issue
 Borrower,            Description of Investment
  Lessor               Including Maturity Date,
or Similar           Rate of Interest, Collateral,                    Current
  Party                 Par or Maturity Value              Cost        Value
--------------  -----------------------------------     ----------  -----------
                Shares in Registered Investment
                 Companies:
*T. Rowe Price  Growth Stock Fund (155,705.309 shares)  $3,960,380  $ 3,788,311
*T. Rowe Price  Equity Income Fund (98,157.519 shares)   2,311,421    2,371,486
*T. Rowe Price  Science and Technology Fund
                 (178,730.273 shares)                    4,929,742    3,360,129
*T. Rowe Price  International Stock Fund
                 (72,451.317 shares)                       928,440      832,466
*T. Rowe Price  Small-Cap Stock Fund (10,703.949
                 shares)                                   262,327      299,496
PIMCO           PIMCO Total Return Fund (59,897.674
                 shares)                                   639,853      641,504
Undiscovered    Undiscovered Managers Small-Cap Growth
 Managers LLC    Fund (1,678.863 shares)                    12,930       17,527

                Common Trust Funds:
*T. Rowe Price  Equity Index Trust(18,544.263 shares)      591,318      572,462
*T. Rowe Price  Bond Index Trust (8,903.433 shares)        167,917      187,684
*T. Rowe Price  U.S. Treasury Money Market
                 Trust  (2,239,651.360 shares)           2,239,651    2,239,651
*T. Rowe Price  Retirement Strategy Trust -
                 Balanced  (31,032.327 shares)             660,500      707,227

*Plan           Participant Loans with interest
  participants   from 5.00% to 10.50% and maturity
                 dates from 2004 to 2008                         -      407,271

                Common Stock:
*CNF Inc.       Unrestricted CNF Common Stock
                 (14,511.896 shares)                       409,771      491,954
*CNF Inc.       Restricted CNF Common Stock Fund
                 (15,004.200 shares)                       408,402      508,641

                Preferred Stock:
*CNF Inc.       CNF Preferred Stock
                 (5,641.192 shares)                        857,808    1,218,497
                                                                    -----------

                  Total Investments                                 $17,644,306
                                                                    ===========

*Represents a party-in-interest transaction as of December 31, 2003.

NOTE: Cost is calculated using the historical rolling-average-cost method.




See accompanying report of independent registered public accounting firm.